               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                        (Amendment No. 4)

                     VERSUS TECHNOLOGY, INC.
                         (Name of Issuer)

                 Common Stock, $0.01 Par Value
                 (Title of Class of Securities)

                        925313-10-8
                       (CUSIP Number)

                   Charles V. Quinn, Esq.
                   Dillon, Bitar & Luther
                      53 Maple Avenue
                       P.O. Box 398
                 Morristown, NJ 07963-0398
                       (201) 539-3100
(Name, Address and Telephone Number of Person Authorized to
             Receive Notices & Communications)

                       September 2, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Sched-
ule 13G to report the acquisition which is the subject
of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box.             [ ]

Check the following box if a fee is being paid with the
statement.                                                    [ ]

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)


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                           SCHEDULE 13D

CUSIP No.   925313-10-8

1.   NAME OF REPORTING PERSON                  Anthony Low-Beer

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                   ___________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]

                                                       (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS                                       PF


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION          United States


__________________
                  |    7.   SOLE VOTING POWER          3,125,000
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER                0
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER     3,125,000
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER    2,500,000


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                5,625,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   14.7%


14.  TYPE OF REPORTING PERSON                              IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1.   SECURITY AND ISSUER.
          This Statement on Schedule 13D is filed with respect to Versus Technology, Inc. (the "Issuer"), which has its principal executive offices at 2600 Miller Creek Road, Traverse City, Michigan 49684, telephone number (616) 946-5868. This Statement relates to the Issuer's common stock, par value $.01 (the "Common Stock").

Item 2.   IDENTITY AND BACKGROUND.
          (a)  Name:  Anthony Low-Beer
          (b)  Business Address:
                      Mitchell Securities
                      100 Park Avenue
                      New York, NY
          (c) Principal Occupation: Broker with Mitchell Securities, a Registered Broker Dealer
          (d) No convictions in a criminal proceeding during the last five years (excluding traffic violations and similar misdemeanors).
          (e) Not subject to a judgment, decree or formal order entered in the last five years enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.
          (f)  Citizen of the United States of America

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     (a) Shares of the Common Stock were acquired from the Issuer in September of 1995 in a private placement with personal funds of Mr. Low-Beer (some of which was in IRA accounts). The total amount of the funds then invested was $300,000. Mr. Low-Beer acquired 1,500,000 shares.
     (b) An additional 100,000 shares were purchased with personal funds in February of 1996 for $20,000.
     (c) An additional 75,000 shares were purchased with per-sonal funds on May 31, 1996 for $28,125.
     (d) An additional 425,000 shares were acquired from the Issuer with personal funds on June 7, 1996 for $159,375.
     (e) An additional 300,000 shares were acquired from the Issuer with personal funds on August 26, 1996 for $150,000.
     (f) An additional 50,000 shares were purchased with personal funds on October 23, 1996 for $46,000.00.
     (g) An additional 35,000 shares were purchased with personal funds on January 28, 1997 for $22,904.76.
     (h) An additional 30,000 shares were purchased with personal funds on January 29, 1997 for $19,645.37.
     (i) An additional 8,100 shares were purchased with personal finds on February 3, 1997 for $5,336.99.
     (j) An additional 11,900 shares were purchased with personal funds on February 3, 1997 for $7,830.15.
     (k) An additional 15,000 shares were purchased with personal funds on February 11, 1997 for $9,864.05.
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     (l)  An additional 350,000 shares were purchased with
personal funds from a managed account on February 20, 1997 for $180,916.68.
     (m) an additional 15,000 shares were purchased with personal funds on March 14, 1997 for $11,900.01.
      (n) an additional 200,000 shares were purchased with personal funds on September 1, 1997 for $96,000.
      (o) an additional 10,000 shares were purchased with personal funds from a managed account on September 2, 1997 for $5,000.

Item 4.  PURPOSE OF TRANSACTION.
          These shares of Common Stock were acquired as investments.
          Mr. Low-Beer reserves the right to sell additional shares of the Common Stock or to purchase additional shares of the Common Stock as market conditions appear favorable but has no present plans to do so.
          Mr. Low-Beer has no plan or proposals which relate to the actions by the Issuer set forth in the Instructions to Item 4 of Schedule 13D or any action similar thereto.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.
          As of the date of this Schedule 13D, Mr. Low-Beer holds in the aggregate 3,125,000 shares of the Issuer's Common Stock or 8.2% of the 38,157,149 shares of Common Stock outstanding.
          Mr. Low-Beer has had no transactions in the securities of the Issuer, except for the transactions described in Item 3.
          In addition, in his capacity as a broker Mr. Low-Beer has been given discretion over customer accounts which hold the Issuer's securities. As a result, Mr. Low-Beer may be deemed to have shared investment and disposition power over shares in these accounts. In the aggregate, these accounts hold 2,500,000 shares of the Common Stock. Several of these accounts have had transactions in shares of the Common Stock during the past 60 days:

                                       Purchase
     No. of                            Price             Date of
     Shares         Purchase/Sale      Per Share
Transaction
     _________      _____________      _____________
_____________

 30,000             *             $.N/A             10/10/97
  1,000             *             $.N/A              9/17/97
 10,000             *             $.N/A              9/18/97
 19,000             S             $.4688             5/14/97

* Indicates shares held in an account which has withdrawn from Mr. Low-Beer's management.
     Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
         See Item 5 above.

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.
          None.

                         SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this State-ment is true, complete and correct.





Dated: as of October 30,1997    By: ANTHONY LOW-BEER
                                    _______________________
                                    Anthony Low-Beer